Andrew Seaberg
215-988-3328
 andrew.seaberg@dbr.com

December 21, 2018

 VIA EDGAR

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions (“Registrant”)
Post-Effective Amendment No. 57
(File Nos. 33-18781 and 811-5407)

Dear Ms. O’Neal-Johnson:

The following responds to the comments we received from you on December 14, 2018, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the Post-Effective Amendment).  The Post-Effective Amendment was filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, to reflect the change in the investment adviser for the Registrant’s series (the “Portfolios,” each, a “Portfolio”).  Per your request, we have also attached the final version of the “Portfolio Fees and Expenses” table and the “Performance” table and chart for each Portfolio.  Our responses (in bold) follow your comments.

Comments Related to Summary Sections of Prospectuses

1. Comment:   Under the section “Investment Adviser’s Investment Philosophy,” please add the expected credit quality of the Portfolio’s investments to the discussion under the third bullet point.

Response:  The Registrant will add the requested disclosure.

2. Comment:  The fee table notes that the expenses of the Portfolio have been restated to reflect current fees.  Does the restatement reflect an increase or a decrease from the fees for the most recent fiscal year?

Response:  The restatement of fees reflects a decrease in fees from the most recent fiscal year due to service provider agreements with lower asset-based fees.

Comments Related to Statements of Additional Information (“SAI”)

Ms. Deborah O’Neal-Johnson

December 21, 2018

3. Comment:  The first Investment Restriction of the for the Ultra-Short Duration Portfolio states the Portfolio’s concentration policy.  Please clarify the concentration policy by adding a non-fundamental investment restriction stating that the Ultra-Short Duration Portfolio may not invest more than 25% of the value of its total assets in the instruments of issuers conducting their principal business activity in the same industry if immediately after such investment the value of the Portfolio’s investments in such industry would exceed 25% of the value of its total assets; provided that there is no limitation with respect to or arising out of obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities or repurchase agreements by such Portfolio of securities collateralized by such obligations.

Response:  The Registrant will add the requested non-fundamental concentration policy immediately following the listing of fundamental investment restrictions in the SAI.

We thank you for your assistance.  If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328, or in my absence, Michael Malloy at 215-988-2978.

Sincerely,

/s/ Andrew Seaberg
Andrew Seaberg

Enclosures	cc: Mr. Jay Johnson Dan Dawson, Esq. Michael P. Malloy, Esq.